Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ankam Registration Statement Form S-1 Filed April 21, 2021 File No. 333-255392

Ladies and Gentlemen:

We are submitting this letter on behalf of Ankam (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 22, 2021 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-255392) filed with the Commission on April 21, 2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

1.

Please update your financial statements in the S-1.

The financial statement was updated.

Sincerely,

/s/ Georgii Salbiev

President of Ankam